

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

J. Todd Koning
Executive Vice President and Chief Financial Officer
Alphatec Holdings, Inc.
1950 Camino Vida Roble
Carlsbad, CA 92008

      Re: Alphatec Holdings, Inc.
         Form 10-K filed February 28, 2023
         Form 8-K filed February 28, 2023
         File No. 000-52024

Dear J. Todd Koning:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Industrial Applications and Services